UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2011

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

press release

Paris, September 22, 2011

Transactions carried out as part of a share buyback program and outside of a liquidity contract

France Telecom announces having purchased treasury shares within the framework of its 2011 share buy back program. These shares have been acquired to honour obligations related to the Group employee compensation policy for the free shares award plan in relation to its industrial project, "conquests 2015".

Name of the issuer: France Telecom

References of the share buyback program: Share buyback program 2011, authorised by the ordinary and extraordinary general meeting of shareholders held on June 7, 2011 (9th resolution). A description of the program can be found in France Telecom’s registration document

Type of securities: Ordinary shares / Euronext Paris / Eurolist A / ISIN: 0000133308

Start date of the program: The 9th resolution of the general meeting of shareholders held on June 7, 2011, was activated by the Board of Directors meeting on June 7, 2011

Cash purchases of shares from September 13 to September 22, 2011:

Trading date	Type of transaction	Number of shares	Purchase price : Weighted average price (€)	Amount [€]
September 13, 2011	Purchase	1,400,000	11.4377	16,012,780
September 14, 2011	Purchase	390,200	11.7322	4,577,904
September 15, 2011	Purchase	504,100	12.0141	6,056,308
September 16, 2011	Purchase	750,000	12.0713	9,053,475
September 19, 2011	Purchase	800,000	11.7666	9,413,280
September 20, 2011	Purchase	420,000	11.8993	4,997,706
September 21, 2011	Purchase	1,751,872	11.8439	20,748,997
September 22, 2011	Purchase	1,200,000	11.3849	13,661,880
Total	Purchase	7,216,172	11.7129	84,522,330

No such share has been purchased or sold pursuant to a share liquidity contract.

About Orange

France Telecom-Orange is one of the world’s leading telecommunications operators with 170,000 employees worldwide, including 102,000 employees in France, and sales of 22.6 billion euros in the first semester 2011. Present in 35 countries, the Group had a customer base of 217.3 million customers at 30 June 2011, including 143 million customers under the Orange brand, the Group's single brand for internet, television and mobile services in the majority of countries where the company operates. At 30 June 2011, the Group had 158.3 million mobile customers and 14 million broadband internet (ADSL, fibre) customers worldwide. Orange is one of the main European operators for mobile and broadband internet services and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

With its industrial project, "conquests 2015", Orange is simultaneously addressing its employees, customers and shareholders, as well as the society in which the company operates, through a concrete set of action plans. These commitments are expressed through a new vision of human resources for employees; through the deployment of a network infrastructure upon which the Group will build its future growth; through the Group's ambition to offer a superior customer experience thanks in particular to improved quality of service; and through the acceleration of international development

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Brand Services Limited, Orange France or France Telecom.

Press contact: +33 (1) 44 44 93 93

Tom Wright, tom.wright@orange.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: September 23, 2011	By:	/S/ Claire Roblet
	Name:	Claire Roblet
	Title:	Acting Head of Investor Relations